UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

601 Brickell Key Drive
Suite 700
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 5th, 2025, Logistic Properties of the Americas (“LPA”) issued a press release announcing it has confidentially filed a draft registration statement with the Securities and Exchange Commission for a potential public offering of its ordinary shares in the U.S. and elsewhere. Key details like the offering size, pricing, and timing remain undecided and subject to market conditions, with no assurance of completion. A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Logistic Properties of the Americas dated June 5, 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: June 5, 2025